                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ________)*


                               CAPITAL BANCORP
       ---------------------------------------------------------------
                              (Name of Issuer)


                        COMMON STOCK, $1.00 PAR VALUE
       ---------------------------------------------------------------
                       (Title of Class of Securities)


                                  139734107
                  ----------------------------------------
                               (CUSIP Number)






                 Lawrence A. Gordich Suite 1900 Barnett Tower
            701 Brickell Ave. Miami, Florida 33131 PH(305)789-2700
       ---------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                              DECEMBER 24, 1996
             --------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 12 Pages


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                                  SCHEDULE 13D

------------------------------                    ------------------------------
CUSIP NO. 139734107                                     PAGE 2 OF 12 PAGES
------------------------------                    ------------------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
         LAWRENCE A. GORDICH

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [ ]
                                                                       (B) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
        00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
    ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

        NUMBER OF                  665,893
          SHARES            ----------------------------------------------------
       BENEFICIALLY         8     SHARED VOTING POWER
         OWNED BY
           EACH                    0
        REPORTING           ----------------------------------------------------
          PERSON            9     SOLE DISPOSITIVE POWER
           WITH
                                   0
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                   0

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      665,893

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.93%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      IN

--------------------------------------------------------------------------------

                               Page 2 of 12 Pages



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ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, $1.00 par value per share (the "Common Stock"), of Capital Bancorp, a Florida corporation (the "Issuer"). The Issuer's principal executive offices are located at 1221 Brickell Avenue, Miami, FL 33131.

ITEM 2.  IDENTITY AND BACKGROUND

     Name:     The person filing this statement is Lawrence A. Gordich.

     Business Address:    Ruden, McClosky, Smith, Schuster & Russell, P.A.
                          Suite 1900 Barnett Tower
                          701 Brickell Ave.
                          Miami, Florida 33131

     Present Occupation/Address:     Attorney
                                     Ruden, McClosky, Smith, Schuster &
                                     Russell, P.A.
                                     Suite 1900 Barnett Tower
                                     701 Brickell Ave.
                                     Miami, Florida 33131


     Criminal Convictions:    During the past five years Mr. Gordich has not
                              been (i) convicted in a criminal proceeding
                              (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Citizenship:         Mr. Gordich is a citizen of the United States of
                          America


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Gordich was deemed to have acquired beneficial ownership of the shares of the Issuer reported in this Schedule 13D as a result of an irrevocable proxy being granted to Mr. Gordich by Mr. Abel Holtz. Mr. Gordich did not give any monetary consideration for such irrevocable proxy.

ITEM 4.  PURPOSE OF TRANSACTION

     Pursuant to an Irrevocable Proxy ("Irrevocable Proxy") dated December 24, 1996, Mr. Lawrence A. Gordich was granted an irrevocable proxy by Mr. Abel Holtz, which transfers to Mr. Gordich the sole right and power to vote 665,893
shares of the Issuer beneficially owned by Mr. Holtz.   Pursuant to such
Irrevocable Proxy granted to Mr. Gordich, on any matter brought before the shareholders of the Issuer for a vote, Mr. Gordich is required to vote such 665,893 shares proportionately with all other outstanding shares of the Issuer on such matter. The purpose of the grant of the Irrevocable Proxy was to satisfy an arrangement agreed upon by Mr. Holtz and certain federal bank regulatory agencies.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)  Beneficial Ownership:  Mr. Gordich is deemed to beneficially own 665,893 shares of the Issuer's Common Stock, representing approximately 8.93% of the Company's total issued and outstanding Common Stock.

(b)  Nature of Ownership:   Mr. Gordich has the sole right and power to vote
                            all such 665,893 shares of the Issuer subject to the terms and conditions of the Irrevocable Proxy.
                            Mr. Gordich


                               Page 3 of 12 Pages



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                            does not beneficially own any shares of the Issuer
                            with respect to which he exercises shared voting power, or sole or shared dispositive power.

(c) Transactions in past sixty days. None other than the granting of the Irrevocable Proxy described in Item 4.

(d) Right to Dividends/Proceeds: Pursuant to the terms of the Irrevocable Proxy, Mr. Holtz retains the right and power to receive or to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As noted above in Item 4, Mr. Lawrence A. Gordich was granted an irrevocable proxy by Mr. Abel Holtz pursuant to an Irrevocable Proxy ("Irrevocable Proxy") dated December 24, 1996. Such Irrevocable Proxy transfers to Mr. Gordich the sole right and power to vote 665,893 shares of the
Issuer beneficially owned by Mr. Holtz.   Pursuant to such Irrevocable Proxy
granted to Mr. Gordich, on any matter brought before the shareholders of the Issuer for a vote Mr. Gordich is required to vote such 665,893 shares proportionately with all other outstanding shares of the Issuer on such matter.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The  following Exhibits are filed as part of this Schedule 13D:

         Exhibit A     Irrevocable Proxy dated December 24, 1996, by and between
                       Lawrence A. Gordich and Abel Holtz.

                                   SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  February 14, 1997





                                            /s/ LAWRENCE A. GORDICH
                                            -----------------------------------
                                            Lawrence A. Gordich








                               Page 4 of 12 Pages



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                                 EXHIBIT INDEX


                                                                    Sequential
Exhibit                                                             Page No.
-------                                                             ----------

A Irrevocable Proxy dated December 24, 1996, by and between Lawrence A. Gordich and Abel Holtz.














                               Page 5 of 12 Pages


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                               IRREVOCABLE PROXY


     This Irrevocable Proxy (with a stated term) ("PROXY") is made this 24th day of December, 1997, by and between ABEL HOLTZ, an individual residing in Dade County, Florida ("HOLTZ") and LAWRENCE A. GORDICH, an individual residing in Dade County, Florida ("HOLDER").

                                   WITNESSETH

     A. Holtz is the owner of approximately 665,893 shares of Common Stock (the "COMMON STOCK") of Capital Bancorp, Miami, Florida ("CAPITAL"), representing approximately 9.85% of the total outstanding shares.

     B. Holtz is currently subject to certain prohibitions that preclude his voting the shares, and accordingly desires to enter into this Proxy to allow Holder to vote his shares (the "SHARES") on the basis set forth herein.

     C. Holtz desires to grant Holder an irrevocable proxy, granting Holder the sole right and power to vote the Shares, and Holder has agreed to accept such an appointment.

     D. The rights granted Holder hereunder constitute full right and power to vote the Shares on the basis provided herein; however, they do not constitute any right or power with respect to the other attributes of ownership of the Shares, including, without limitation, the right to sell, transfer, assign or pledge all or any part of the Shares; the right to receive dividends or distributions with respect to the Shares, whether in cash or property; or the right to receive any proceeds with respect to the Shares, and in connection therewith, Holtz shall retain full beneficial ownership thereof other than with respect to the voting rights transferred hereunder.

     NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises, covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

     1. GRANT OF PROXY. Holtz hereby irrevocably constitutes and appoints Holder as proxy for Holtz, to vote any and all of the Shares with regard to any question, action, resolution, election, matter or other item of any nature whatsoever placed before or presented to the shareholders of Capital for approval.

     2. SCOPE OF PROXY. Without limiting the scope of SECTION 1 above, this Proxy shall govern the vote by Holder with respect to any and all matters voted upon by the shareholders of Capital, whether at a meeting or pursuant to shareholder action by written consent or otherwise, whether or not Holtz, members of his family, or any of his

                               Page 6 of 12 Pages


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affiliates have or could have a direct or indirect interest in such matter, and whether or not Holder, members of his family, or any of his affiliates have or could have a direct or indirect interest in such matter, including, but not limited to:

      (i) any change in the authorized capital stock or capital structure of Capital, including the grant of any options, the creation of stock benefit plans or the authorization, creation or issuance of any additional shares of common stock or any additional class of stock of Capital;

      (ii) any amendment to the articles of association of Capital or amendment to its bylaws;

      (iii) any merger, consolidation, share exchange, sale of all or substantially all the assets of Capital, or its dissolution and liquidation;

      (iv)  the election of members of the board of directors of Capital;

      (v) any change in the number of members of the board of directors of Capital; or

      (vi) any other matter that may be voted or acted upon by the shareholders of Capital.


     3. INSTRUCTIONS WITH RESPECT TO VOTE. On any matter brought before the shareholders of Capital for a vote, Holder shall vote the Shares proportionately with all other outstanding shares of Capital voted on such matter. Accordingly, once the voting of all other shares of Capital has been tabulated and determined, the Shares shall be voted proportionately on each matter for which a vote was obtained. For example, if 60% of the outstanding shares which were voted on a particular matter were voted in favor of the matter, 30% voted against and 10% abstained, 60% of the Shares shall be voted in favor, 30% against, and 10% should be reflected as an abstention. The voting shall not reflect the proportion of shares that were not voted on the matter.

     4. SUCCESSOR PROXIES; SUBSTITUTIONS. While the Proxy granted herein is not transferable in its entirety and Holder is not granted full power of substitution with respect to this Proxy, Holder may, in connection with any matter brought before the shareholders of the Bank for a vote or otherwise described in Sections 1 and 2 above, grant a customary, one time proxy in favor of (i) any individual proposed by management of the Bank (other than Holtz or his immediate family members) on its proxy form sent to all shareholders as part of its proxy solicitation in connection with any annual or special meeting of shareholders, or (ii) any individual Gordich may select (other than Holtz or his immediate family members), it being expressly understood that there is no requirement that the Shares be voted in person; provided, however, in any event, the shares shall be voted as provided in Section 3 above.


                               Page 7 of 12 Pages



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     5.    VOTING OF SHARES; LIMITATION OF LIABILITY.  Holder assumes and shall incur no responsibility or liability for any damage or other liability resulting from the voting of the Shares as provided herein or the consequences of such vote.

     6. COMPENSATION AND REIMBURSEMENT OF GORDICH. Gordich shall be paid a fee of $250 per hour by Holtz, reflecting the hours spent by Gordich in carrying out his obligations hereunder (which fee shall be payable monthly upon billing by Gordich), and shall be entitled to reimbursement for any and all other disbursements made by Gordich reasonably incurred in the discharge of his duties under this Proxy.

     7. TERM AND TERMINATION. The Proxy granted hereby shall be and become effective upon the execution hereof by both Holtz and Holder. This Proxy shall remain in effect until the earlier of the following events: (i) the death, incapacity or resignation of Holder; (ii) the sale or transfer of the Shares by Holtz to an entity or individual entitled to vote the Shares (which may include, subject to the restrictions of SECTION 13 below, immediate family members of Holtz), it being understood that Holtz may transfer less than all the Shares free and clear of this Proxy, with the remaining Shares subject hereto, provided that Holtz shall provide the FDIC with prior written notice of any transferee of all or any part of the Shares; (iii) receipt of any notice by Holtz or Holder from the FDIC or the Board of Governors of the Federal Reserve System that Holder may not vote the Shares and that the Proxy must be terminated; or (v) receipt of any notice by Holtz from the FDIC that he may permissibly vote the Shares.

     8. EFFECT OF TERMINATION. Upon the termination of this Proxy, all rights and obligations under this Proxy shall terminate, and Holder shall have no further obligation in his capacity as holder of the Proxy granted herein.

     9. NOTICE. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been given if delivered by hand or if mailed by United States registered or certified mail, return receipt requested, first class postage prepaid, or sent by Federal Express or similar overnight courier service to the parties at the address shown beneath the name of such recipient as it appears on SCHEDULE 1 attached hereto. All notices required or given hereunder shall also be copied to the FDIC. If delivered personally, the date on which a notice, request, instruction or document is delivered shall be the date on which such delivery is made and, if delivered by mail, Federal Express or other overnight courier (and actually received), the date on which such notice, request, instruction or document is deemed to be received shall be the date of delivery. Any party hereto may change the address to which notices and other communications shall be sent by notifying other parties of the change in the same manner as provided in this SECTION 9.

     10. GOVERNING LAW. This Proxy and the legal relationships thereunder shall be governed by and construed in accordance with the laws of the State of Florida.


                               Page 8 of 12 Pages

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     11.   FILING OF PROXY.  Holtz and Holder shall cause a copy of this Proxy, and any other agreement supplementing, amending or otherwise modifying this Proxy to be filed with Capital.

     12. ACCEPTANCE BY HOLDER. Holder accepts the Proxy provided herein subject to all the terms, conditions and reservations herein contained, and agrees that he will exercise the powers and perform the duties as set forth in this Proxy; provided, however, that no provision of this Section or any other provision of this Proxy shall be deemed to prohibit Holder from resigning and discharging himself from the duties set forth herein.

     13. RETENTION OF RIGHTS BY HOLTZ. Holtz shall retain each and every other right, power and interest with respect to the Shares except for the rights to vote the Shares granted to Holder herein. Such rights retained by Holtz include, without limitation, the right to receive any cash or in-kind dividends or distributions declared or paid on the Shares, whether ordinary, extraordinary, or in complete or partial liquidation or otherwise; the right to sell or transfer all or any part of the Shares and receive the proceeds therefrom; the right to pledge, hypothecate or margin the Shares, either in connection with existing obligations of Holtz or obligations that may arise in the future, and receive the benefits or proceeds of any such action. Notwithstanding the foregoing, Holtz may not sell or transfer all or any part of the Shares to his immediate family members until such time as the Federal Reserve Board has determined that such family members have satisfied all applicable requirements of the Change in Bank Control Act of 1978, as amended, and the implementing regulations thereof, and that the proposed transfer will either not require the filing of a new notice under such Act or that if a notice is required, such notice has been filed and no objection to the transfer by the Federal Reserve Board has been received after the expiration of all required waiting periods.

     14. SEVERABILITY. In case one or more of the provisions contained in this Proxy are held to be invalid, illegal or unenforceable in any respect for any reason, the same will not affect any other provision set forth in this Proxy, but this Proxy will be construed as if such invalid or illegal or unenforceable provision had never been set forth herein.

     15. COUNTERPARTS. This Proxy may be executed in any number of counterparts each of which shall be deemed to be an original, and all of which taken together shall constitute one and the same instrument.

     16. AMENDMENTS. This Proxy may be altered, amended or modified only by the written agreement of both Holtz and Holder; provided, that no such alteration, amendment or modification shall be effective without the prior written approval of the FDIC.

     17. INDEMNIFICATION. Holtz shall indemnify and hold Holder and Capital harmless from any and all liabilities or damages, judgments, awards and expenses (including reasonable attorney's fees and costs of investigation and defense) (collectively

                             Page 9 of 12 Pages

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"LIABILITIES") that may be asserted against Holder or Capital in any judicial or administrative proceeding (which shall also include threats of judicial or administrative actions asserted in writing) (collectively "PROCEEDINGS") arising out of or relating in any way to this Proxy, including without limitation actions that Holder may take pursuant hereto, subject to the following:

      (i) Holder or Capital shall promptly notify Holtz of any Proceedings giving rise to a claim for indemnification hereunder;

      (ii) Holtz may elect to defend the Proceedings through counsel of his choice which shall be satisfactory to Holder and Capital, in which case Holder or Capital may if he or it wishes also participate in the defense of the Proceeding at his or its cost and expense; if Holtz elects not to assume the defense of the Proceeding, Holder or Capital may do so through counsel of his or its choice which shall be satisfactory to Holtz. It is the express intention of the parties that notices and decisions be made promptly so as not to prejudice the other party with respect to the Proceeding;

      (iii) Whichever party assumes defense of the Proceeding shall keep the other reasonably informed as to developments in the Proceeding; and

      (iv) Holtz shall not be liable for any settlement of any Proceeding without his consent, which consent shall not be unreasonably withheld.

The indemnification provided hereunder shall cover Liabilities resulting from:

      (A) any action taken by Holder pursuant to the exercise of this Proxy, specifically including voting the Shares as provided herein;

      (B) any action taken by Capital pursuant to any vote, consent or other such action (or inaction) by Holder;

      (C) any error of judgment or mistake of law by Holder; or

      (D) any other act or omission by Holder, except, in all instances, to the extent that such Liabilities result from the gross negligence of Holder, bad faith by Holder or a willful violation of this Proxy by Holder.

The indemnification provided hereunder shall survive the termination of this Proxy, and shall remain in full force and effect for a period of six years beyond the date of termination.

      17. DEFINITION OF "IMMEDIATE FAMILY MEMBERS." As used in this Agreement, the term "immediate family members" means the following (whether by the full or half blood or by adoption):

                              Page 10 of 12 Pages

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     (i)   Holtz's spouse, father, mother, children, brothers, sisters, and grandchildren;

     (ii)  the father, mother, brothers and sisters of Holtz's spouse; and

     (iii) the spouse of either of Holtz's children, or the brothers or sisters of such spouse.

     IN WITNESS WHEREOF, Holtz and Holder have signed, sealed and delivered this Proxy, effective as of the date first above written.

                                        HOLTZ:

                                        /s/ ABEL HOLTZ
                                        ---------------------------------------
                                        Abel Holtz

                                        HOLDER:

                                        /s/ LAWRENCE A. GORDICH
                                        ---------------------------------------
                                        Lawrence A. Gordich


                              Page 11 of 12 Pages

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                                   SCHEDULE 1
                             ADDRESSES FOR NOTICES

If to Holtz:

                Abel Holtz
                169 East Flagler Avenue
                Suite 1627
                Miami, FL 33131

         with copy to:

                John L. Douglas
                Alston & Bird
                1201 W. Peachtree Street, NW
                Atlanta, GA 30309-3424

If to Holder:

                Lawrence A. Gordich
                Ruden, McClosky, Smith, Schuster & Russell, P.A.
                Suite 1900 Barnett Tower
                701 Brickell Ave.
                Miami, FL 33131

         with a copy to:

                James George
                Ruden, McClosky, Smith, Schuster & Russell, P.A.
                Suite 1900 Barnett Tower
                701 Brickell Ave.
                Miami, FL 33131


If to the FDIC:

                Federal Deposit Insurance Corporation
                1201 West Peachtree Street, 16th Floor
                Atlanta, GA 30309
                Attn: Regional Director



                              Page 12 of 12 Pages